June 24, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jeffrey Gabor
Joe McCann
SiSi Cheng
Jim Rosenberg

Re:                             Morphic Holding, Inc

Registration Statement on Form S-1 (File No. 333-231837)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between June 14, 2019 and the date hereof, approximately 2,023 copies of the Preliminary Prospectus dated June 14, 2019 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of Morphic Holding, Inc. that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, June 26, 2019 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

JEFFERIES LLC
COWEN AND COMPANY, LLC
BMO CAPITAL MARKETS CORP.

WELLS FARGO SECURITIES, LLC

As representatives of the Underwriters

By:	Jefferies LLC

By:	/s/ Matthew Kim
Name: Matthew Kim
Title: Managing Director

By:	Cowen and Company, LLC

By:	/s/ Bill Follis
Name: Bill Follis
Title: Managing Director

By:	BMO Capital Markets Corp.

By:	/s/ Susanne Mulligan
Name: Susanne Mulligan
Title: Managing Director

By:	Wells Fargo Securities, LLC

By:	/s/ Marc C. Ogborn
Name: Marc C. Ogborn
Title: Director